John L. Reizian

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, CT 06103-1105

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

February 20, 2009

Ellen J. Sazzman, Esq.

U. S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

Re:	LLANY Separate Account R for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 333-149053; 811-08651; CIK: 0001055225
Pre-Effective Amendment No.: 1, Form N-6 Rule 485(b)

Dear Ms. Sazzman:

Pursuant to our conversation on February 19th, I am enclosing the revised Table II: Periodic Charges Other Than Fund Operating Expenses.

As we discussed, the sentence reading “Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 5.000% of the standard rate.” has been placed under the Maximum Charge Amount Deducted column.

Thank you in advance for your continued review regarding this filing.  Should you have any further comments or questions, please feel free to contact me by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

John L. Reizian

Assistant Vice President & Associate General Counsel





                             Table II: Periodic Charges Other Than Fund Operating Expenses

                                          When Charge                                      Amount

          Charge                          is Deducted                                     Deducted


Cost of Insurance*             Monthly

  Maximum Charge                                                    $83.33 per month per $1,000 of Net Amount at

                                                                    Risk. Individuals with a higher mortality risk

                                                                    than standard issue individuals can be charged

                                                                    from 125% to 5,000% of the standard rate.

  Minimum Charge                                                    $0.00 per month per $1,000 of Net Amount at

                                                                    Risk.

  Charge for a                                                      For a male, age 55, standard non-tobacco, and a

  Representative Insured                                            female, age 55, standard non-tobacco, in year

                                                                    one the guaranteed maximum monthly cost of

                                                                    insurance rate is $0.00215 per month per

                                                                    $1,000 of Net Amount at Risk.

  Mortality and Expense        Daily (at the end of each            Daily charge as a percentage of the value of the

  Risk Charge ("M&E")          valuation day).                      Separate Account, guaranteed not to exceed an

                                                                    effective annual rate of 0.60%.3

  Administrative Fee*          Monthly                              A flat fee of $10 per month in all years.

                                                                    In addition to the flat fee of $10 per month, for

                                                                    the first ten policy years from issue date or

                                                                    increase in specified amount, a monthly fee per

                                                                    dollar of Initial Specified Amount or increase in

                                                                    specified amount as follows:

  Maximum Charge                                                    $1.61 per month per $1,000 of Initial Specified

                                                                    Amount or increase in specified amount.

  Minimum Charge                                                    $0.01 per month per $1,000 of Initial Specified

                                                                    Amount or increase in specified amount.

  Charge for a                                                      For a male, age 55, standard non-tobacco, and a

  Representative Insured                                            female, age 55, standard non-tobacco, the

                                                                    maximum additional monthly charge is

                                                                    $0.17334 per month per $1,000 of specified

                                                                    amount.

Policy Loan Interest           Annually                             5.0% annually of the amount held in the loan

                                                                    account.4

No-Lapse Enhancement           N/A                                  There is no charge for this rider.5

Rider




                                                                               7